November 18, 2013

Via EDGAR

Justin Dobbie
Legal Branch Chief
 Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Motorcar Parts of America, Inc. Acceleration Request for Post-effective Amendment No. 3 to Amendment No. 1 to Form S-1 Filed September 3, 2013 File No. 333-182075

Dear Mr. Dobbie:

Motorcar Parts of America, Inc. (the “Company”) requests that the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) declare the Post-effective Amendment No. 3 to Amendment No. 1 to Form S-1 effective at 9:00 AM Eastern, November 19, 2013 or as soon thereafter as practicable.

The Company hereby acknowledges that:

i)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

iii)	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 18, 2013

Please feel free to contact me by telephone at (310) 212-7910.

Sincerely,

/s/ Michael M. Umansky
Michael M. Umansky
General Counsel of Motorcar Parts of America, Inc.

cc:	Selwyn Joffe, Motorcar Parts of America, Inc. Steven Stokdyk, Latham & Watkins LLP